UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Reconvened Annual Shareholder Meeting

As anticipated and as described in its previous reports, on October 4, 2018, Stratasys Ltd. (“we,” “us” or the “Company”) reconvened its 2018 annual general meeting of shareholders (the “Meeting”) solely with respect to Proposal 3. The text of that proposal is listed below and was originally described in our proxy statement for the Meeting (the “Proxy Statement”), attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on August 8, 2018:

Proposal (3)	Approval of additional compensation for Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the additional services being provided by them on the oversight committee of the Company’s board of directors that assists the Company’s interim Chief Executive Officer.

The proposed compensation terms for Messrs. Reis and Ofer that were presented for a vote at the reconvened Meeting reflected amendments relative to those appearing in the Proxy Statement. Those amendments were implemented as a result of discussions that we held with our shareholders and their representatives, and are described in the Form 6-K that we furnished to the SEC on September 25, 2018. The foregoing description is incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, nominal value New Israeli Shekels 0.01 per share, at the reconvened Meeting, Proposal 3 was approved by the requisite majority of our shareholders under the Israeli Companies Law, 5759-1999.

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Company with the SEC on December 3, 2012 and September 3, 2013, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: October 4, 2018	By:	/s/ Lilach Payorski
Name: Lilach Payorski
Title: Chief Financial Officer